April 6, 2006

Mr. E. Larry Ryder
Executive Vice President and Chief Financial Officer, Hooker
Furniture
Corp.
440 East Commonwealth Blvd
Martinsville, VA 24112

Re: Hooker Furniture Corporation
Form 10-K for the fiscal year ended November 30, 2005
      File No. 0-25349

Dear Mr. Ryder:

      We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Mindy Hooker, Staff Accountant, at
(202) 551-3732 or, in her absence, to the undersigned at (202)
551-
3768.

       Sincerely,

       John Cash
       Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

          DIVISION OF
CORPORATION FINANCE